UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: April 27, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

DBV Technologies to Attend Upcoming Investor Conferences

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that members of its management team will present and host investor meetings at the following investor events in May, 2016:

•	Susanna Mesa, Senior Vice President, Strategy, will present at the Deutsche Bank 41st Annual Health Care Conference in Boston, MA, on Wednesday, May 4, 2016, at 12:50 pm ET.

•	Pierre-Henri Benhamou, Chairman & Chief Executive Officer, David Schilansky, Chief Operating Officer, and Susanna Mesa, Senior Vice President, Strategy, will present at the Bank of America Merrill Lynch 2016 Health Care Conference in Las Vegas, NV, on Wednesday, May 11, 2016, at 3:40 pm PT.

A live webcast of the Bank of America Merrill Lynch Conference will be available on the Investor Relations section of the Company’s website: http://www.dbv-technologies.com/en/investor-relations. A replay of the presentation will also be available on DBV’s website within 48 hours after the event.

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV isalso pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

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Media Contacts

Erinn White, Centron PR

+1 646-722-8822

ewhite@centronpr.com

Marion Janic, Rooney & Associates

+1 212-223-4017

mjanic@rooneyco.com

Media Contacts, Europe

Caroline Carmagnol, Alize RP – Relation Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com

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